Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-3 filed pursuant to Rule 462(b) of the Securities Act of 1933: (a) of the reference to our firm under the caption “Experts” and (b) to the incorporation by reference of our report dated February 28, 2020, with respect to the consolidated financial statements of Mersana Therapeutics, Inc. included and incorporated by reference, respectively, in the Registration Statement (Form S-3 No. 333-238140) and related Prospectus and Prospectus Supplement of Mersana Therapeutics, Inc. for the registration of its common stock, preferred stock, warrants, or units.

/s/ Ernst & Young LLP

Boston, Massachusetts
May 28, 2020